Ballard Power Systems Inc.

News Release

Ballard 1MW ClearGen™ Fuel Cell System Begins Operation at Toyota Headquarters Campus

Clean energy solution delivers peak power for 135 acre campus

For Immediate Release – October 17, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced the commissioning of a 1.1-megawatt ClearGen™ fuel cell system installed at the Toyota Motor Sales U.S.A., Inc. (TMS) sales and marketing headquarters campus in Torrance, California. Powered by Ballard’s proprietary proton exchange membrane (PEM) fuel cells, the ClearGen™ system enables Toyota to satisfy peak and mid-peak power needs using electricity from either the clean energy fuel cell system or from the power grid.

“Reducing our demand for electricity from the utility will create an estimated savings of one hundred thousand dollars each summer, while at the same time reducing our environmental footprint,” said Doug Beebe, Toyota Administrative Services Corporate Manager.

Hydrogen fuel is delivered directly to the system by means of an existing pipeline, which also supplies a local fuel cell vehicle fueling station. Pipeline hydrogen used on Toyota’s campus will be offset with the purchase of landfill generated renewable bio-gas.

“Toyota is taking advantage of the inherent load-following capability of PEM fuel cells,” said Paul Cass, Ballard Vice President of Operations. “The flexibility of our scalable ClearGen™ system is such that it can operate intermittently to provide peak power during times of high demand or continuously to meet baseload power needs.”

This project represents the first deployment of a Ballard stationary fuel cell power generation platform, the development of which was supported by funding from Sustainable Development Technology Canada (SDTC), an arm’s-length, not-for-profit corporation funded by the Government of Canada that helps commercialize Canadian clean technologies, readying them for growth and export markets.

“This announcement clearly shows the bottom-line impacts of clean technologies: saving money, improving efficiency and making the most of resources,” said Dr. Vicky Sharpe, President and CEO of SDTC. “We congratulate Ballard on reaching this important milestone and Toyota on showing leadership through early adoption.”

Project funding is also being provided through California’s Self-Generation Incentive Program (SGIP).

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning the economic benefits of our products to customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand and include the Company’s expectations regarding the potential benefits of the proposed transaction and the timing and success of future product development efforts.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Contact: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com